Exhibit 99.47
Quest Uranium Corporation
QUEST DISCOVERS A NEW RARE EARTH INTRUSIVE
COMPLEX SOUTH OF STRANGE LAKE, QUÉBEC
Highlights:
-	Reconnaissance evaluation of a large, concentric magnetic feature 120 km south of the Strange Lake Project has led to the discovery of a large, rare earth bearing alkali intrusive complex

-	The ring feature is characterized as a 6-km diameter, compositionally-zoned ultramafic to granitic intrusive body

-	Grab sampling of the magnetic ring feature returned values of up to 8.56% Total Rare Earth oxides + yttrium oxide, 42.3% iron oxide, 7.12% phosphate, 4.85% titanium oxide, 3.05% zirconium oxide, and 2.72% niobium oxide

-	The geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium
Toronto, November 19, 2009 — Quest Uranium Corporation (TSX-V : QUC) is pleased to report that a new rare earth (REE) discovery has been made on its Misery Lake property, approximately 120 km south of the Corporation’s Strange Lake REE project area. A total of 73 grab samples were collected at Misery which ranged from trace to 8.56% TREO including yttrium (Y). Values of up to 8.56 % Total Rare Earth oxides (TREO) including Y, 42.3% iron oxide (Fe2O3), 4.85% titanium oxide (TiO2), 7.12% phosphate (P2O5), 2.72% niobium oxide (Nb2O5) and 3.05% zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders. Individual rare earth analyses returned up to 1.38% neodymium oxide (Nd2O3), 1.57% yttrium oxide (Y2O3), 0.41% praseodymium oxide (Pr2O3), 0.144% dysprosium oxide (Dy2O3), 0.15% gadolinium oxide (Gd2O3) and 0.24% ytterbium oxide (Yb2O3). Values in excess of 0.97% TREO represent 40% of the total samples collected on the property. Mineralization is associated with magnetite-rich magmatic segregation layers and zones of iron-enrichment within the peripheral intrusive phase of the Misery Lake intrusive complex. The heavy REE (HREE) content represents 1% to 17.29% of the TREO+Y but recent sampling has identified a new area of REE enrichment returning upwards of 40.2% and 59.0 % HREE. The complex is manifested as a 6-km diameter airborne magnetic anomaly and translates into a target feature that has a potential strike length continuation of approximately 20 km. Identification of additional REE targets to the south and east of the Misery Lake discovery has recently led Quest to stake 1,500 additional mining claims covering an area of approximately 66,000 hectares.
“The discovery of an additional zone of rare earth mineralization underlines Quest’s contentions that the Strange Lake (George River) area of Quebec and Labrador will continue to provide important rare earth resource opportunities going forward,” said Peter Cashin, Quest’s President & CEO. “The best known example of this geologic environment is at the Lovozero Complex in the Kola Peninsula of northern Russia, the country’s most important producing area for rare earths, niobium, tantalum, phosphate and zirconium. The Misery Lake Alkali Intrusive Complex discovery now provides Quest with important supplementary REE potential to our significant heavy REE Strange Lake project to the north.”
Misery Lake Reconnaissance Exploration Program — 2007 to 2009
The rare earth potential of the Misery Lake area was first recognized by Quest exploration crews August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature (see Figure 2) returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO including Y. A total of 145 claims were staked to cover the anomalous feature in September 2007. In the spring of 2009 Quest undertook a detailed, 585 line-km airborne radiometric and magnetic survey over the Misery Lake feature. The airborne geophysics was completed by MPX Geophysics of Concord, Ontario. In addition, Quest compiled Government regional lake bottom and stream sediment geochemical data to supplement the geophysical data. Both data files were used as a guide to exploration crews to isolate the anomalous target areas on the property.
The airborne survey defined a concentric, magnetically-zoned ring feature measuring approximately 6 km in diameter. During July and August 2009, exploration crews prospected and sampled the exposed portions of the anomalous magnetic target (see Figure 3) over a strike distance of approximately 20 km. Mapping crews recognized that the Misery Lake Intrusive Complex, herein named, was zoned inwards from ultramafic to progressively more felsic (granitic) intrusive composition rocks. Crews located outcrops and locally-derived boulders of magnetite-REE-fluorite-apatite mineralized olivine monzonite and pyroxenite showing hyperalkaline chemical affinities within the Complex. Grab sampling of the mineralized occurrences returned strong values in TREO including Y, iron oxide (Fe2O3), titanium oxide (TiO2), phosphate (P2O5) and niobium oxide (Nb2O5) over coincident magnetic-radiometric geophysical features (see Table 1). A large portion of the magnetic ring was found to be covered by overburden and could not be evaluated at surface by exploration crews.
In addition, recent identification of new, high-priority REE targets to the south of the Misery Lake discovery has led to the staking of 1,500 mining claims covering approximately 60,000 hectares (see Figure 4). Currently, the property is composed of 1,776 claims covering 79,385 ha in Quebec and Labrador.
The closest geologic analogy to Misery Lake Complex is the Lovozero Alkaline Massif in the central part of the Kola Peninsula, Russia (in “The Khibina and Lovozero alkaline massifs: geology and unique mineralization, August 2008, IGC Excursion Guide No 47) and the Ilimaussaq Intrusion in western Greenland. The Lovozero Complex covers an area of approximately 490 km2 and is Russia’s most important producer of zirconium, rare earth oxides, tantalum, phosphate and niobium. Production is derived principally from loparite (calcium-niobium-tantalum LREE oxide), eudialite (calcium-sodium-hafnium-LREE zirconium silicate) and apatite (calcium phosphate) in association with rhythmically-layered, medium- to coarse-grained alkali intrusive rocks.
Given the success of the reconnaissance work at Misery Lake, Quest intends to significantly expand the scope of exploration on the property in 2010. A program of airborne geophysics, prospecting, geological mapping, geochemical sampling, gridding and diamond drilling is currently in planning.

Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from grab samples from outcrop and boulders. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Company is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin, President and CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416)916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This press release may contain “forward-looking statements”. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward looking statements”.

Figure 1 — Misery Lake Project Location Map, George River area, Québec

Table 1 — Selected Grab Sampling Results, Misery Lake Rare Earth Project, Québec

Figure 2 — Misery Lake REE Discovery represented on Regional Airborne Magnetics Map, George River area, Québec

Figure 3 — Misery Lake Discovery Grab Sample Location Map on Airborne Magnetics, Québec

440000
442000
444000
446000
448000
6134000
6132000
6130000
Lake
Lake
Lake
1 km
Misery Lake
Total Magnetic Intensity
0
1
Kilometers
UTM NAD 83 ZONE 20
S.N.R.C. 13M
Quest Uranium, Anomalous Grab Sample, 2009
Quest Uranium, Grab Sample, 2009
Quest Uranium Corporation
Misery Lake Project

Figure 4 — Regional Geological Compilation with Regional REE + fluorine Anomalies, Radiometric eqThorium Base, Misery Lake
Project, Québec

Misery Ring
Mag Feature
6 125 00
10km
N
425 000
Quebec
Labrador
Background = Radiometric Map (EThorium)
Quest, Old Property Footprint
Quest, New Property Footprint
New Exploration Target
TREE + F Geochemical Anomaly
UTM NAD 83 ZONE 20
S.N.R.C. 13M
Quest Uranium Corporation
Misery Lake Project